QSound Labs, Inc

Pro Forma Balance Sheets as at	30-Jun-08			30-Jun-08
	As Reported	Pro Forma
	(unaudited)	Adjustment		Adjusted

ASSETS

Cash and cash equivalents	2,022,744	(515,000)	(a)	1,507,744
Accounts Receivable(net) and accrued revenue	794,066			794,066
Note receivable	25,037			25,037
Inventory	5,131			5,131
Deposits and Prepaid expenses	183,544			183,544
Total Current Assets	$ 3,030,522			$ 2,515,522

Property and Equipment	233,489	2,970,000	(b)	3,203,489
Deferred development costs	165,799			165,799
Intangible assets	61,539			61,539
Total Assets	$ 3,491,349			$ 5,946,349

LIABILITIES & SHAREHOLDERS' EQUITY

Accounts payable	253,728			253,728
Deferred revenue	142,780			142,780
Total Current Liabilites	396,508			396,508

Liability for pension benefits	4,119			4,119
Long term debt	-	1,780,000	©	1,780,000
Convertible notes	156,358			156,358

Share capital	47,689,769	2,425,000	(d)	50,114,769
Subscriptions Received for common shares to be issued	1,750,000	(1,750,000)		-
Warrants	1,027,114			1,027,114
Contributed surplus	2,922,374			2,922,374
Deficit	(50,343,527)			(50,343,527)
Accumulated other comprehensive loss	(111,366)			(111,366)
Shareholders' Equity	2,934,364			3,609,364

Total Liabilities & Shareholders' Equity	$ 3,491,349			$ 5,946,349

(a) $1.925 million cash received less cash payments made of $690,000 in July 2008
(b) $2.97 million asset purchase in July in 2008
(c) $1.78 million debt incurred re asset purchase in July 2008
(d) $2.425 million proceeds re common share issuance.